UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  ) *

Coffee Holding Co., Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

129176 10 5
(CUSIP Number)

April 15, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 129176-10-5	Page 2 of 6 Pages

EXPLANATORY NOTE

The filing of this Schedule 13G is intended to amend the Reporting Persons' prior Schedule 13D, filed with the Commission on May 13, 2005, and as permitted by Rule 13d-1(h) continue reporting of the Reporting Persons' beneficial ownership on Schedule 13G.  The Reporting Persons, husband and wife, had previously jointly reported their beneficial ownership in Coffee Holding Co., Inc. (the "Issuer") on Schedule 13D because they beneficially owned in excess of 20% of the Issuer's common stock and did not acquire the securities with any purpose, or with the effect of, changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect, including any transactions subject to Rule 13d-3(b).  On April 15, 2009 each of the Reporting Persons transferred by bona fide gift for estate planning purposes 240,000 shares of common stock of the Issuer to certain family members.  On March 10, 2010, each of the Reporting Persons transferred by bona fide gift for estate planning purposes 37,851 shares of the Issuer to one family member. As a result of these transfers,  the shared voting and dispositive power (with each other) of the Reporting Persons has been reduced to 544,082 shares of the Issuer's common stock, or approximately 9.9% of the Issuer's outstanding common stock.

CUSIP NO. 129176-10-5	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Sterling Gordon and Rachelle Gordon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) _______________________________________ (b) _______________________________________
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 544,082
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 544,082
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 544,082
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐ NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 129176-10-5	Page 4 of 6 Pages

ITEM 1(a).	Name of Issuer:

Coffee Holding Co., Inc.

ITEM 1(b).	Address of Issuer’s Principal Executive Offices:

3475 Victory Boulevard, Staten Island, NY 10314

ITEM 2(a).	Name of Person Filing:

Sterling Gordon and Rachelle Gordon

ITEM 2(b).	Address of Principal Business Office or, if None, Residence:

3475 Victory Boulevard Staten Island, NY 10314

ITEM 2(c).	Citizenship or Place of Organization:

United States

ITEM 2(d).	Title of Class of Securities:

Common Stock, $.001 par value per share

ITEM 2(e).	CUSIP Number:

129176 10 5

ITEM 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with Section 240-13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d01(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

CUSIP NO. 129176-10-5	Page 5 of 6 Pages

ITEM 4.	Ownership.

(a) Amount beneficially owned: 544,082 shares

(b) Percent of class: 9.9%

(c) Number of shares as to which the person has:

(i) sole voting power to vote or direct the vote: 0 shares

(ii) shared power to vote or to direct the vote: 544,082 shares

(iii) sole power to dispose or to direct the disposition of: 0 shares

(iv) shared power to dispose or to direct the disposition of: 544,082 shares

ITEM 5.	Ownership of Five Percent or Less of a Class.
.
Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 129176-10-5	Page 6 of 6 Pages

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   March 10, 2010

/s/ Sterling Gordon
Signature

Sterling Gordon
Name/Title

/s/ Rachelle Gordon
Signature

Rachelle Gordon
Name/Title